Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of August 12, 2026, WhiteFiber Inc. (“WhiteFiber”, or the “Company”) has one class of securities, our Ordinary Shares (as defined below), registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Ordinary Shares

The following description of our Ordinary Shares is a summary and does not purport to be a complete statement of the relevant provisions of our Amended and Restated Memorandum and Articles of Association (the “A&R M&A”) or of Cayman Islands law. It is subject to and qualified in its entirety by reference to the A&R M&A, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands. The A&R M&A is incorporated by reference as Exhibit 3.2 to the Annual Report on Form 10-K. We encourage you to read our A&R M&A and the applicable provisions of the Companies Act for more information.

Authorized Capital Shares

Our authorized share capital is $3,500,000 divided into 340,000,000 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), and 10,000,000 preference shares, par value $0.01 per share (“Preference Shares”, together the “Shares”). As of June 30, 2026, WhiteFiber has 38,841,201 Ordinary Shares issued and outstanding, and as of August 12, 2026, 69.6% of WhiteFiber’s Ordinary Shares are held by Bit Digital, Inc.

Voting Rights

Holders of our Ordinary Shares are entitled to one vote per share, including for the appointment of directors. Voting at any meeting of shareholders present, in person or by proxy, is by show of hands unless a poll is demanded. On a show of hands, every holder of Ordinary Shares present, in person or by proxy, shall have one vote. On a poll, every holder of Ordinary Shares entitled to vote (in person or by proxy) shall have one vote for each share for which they are the holder. A poll may be demanded by the chairman, at least two shareholders having the right to vote on the resolutions, or one or more shareholders present, in person or by proxy, holding not less than ten percent of the paid-up capital of the Company entitled to vote. Our A&R M&A does not provide for cumulative voting.

Ordinary resolutions are passed by an affirmative vote of the simple majority of votes cast by the shareholders (being entitled to do so), in person or by proxy, in a general meeting. Under Cayman Islands law, some matters, such as amending the A&R M&A, changing the name, or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution. A special resolution requires the affirmative vote of no less than two thirds of the votes cast by shareholders (being entitled to do so), in person or by proxy.

A quorum for a meeting of shareholders consists of one or more shareholders who hold at least one-third of the votes that may be cast by holders of issued and outstanding shares entitled to vote at the meeting present, in person or by proxy.

Dividend Rights

We do not expect to pay dividends on our Ordinary Shares. However, subject to the provisions of the Companies Act and any rights of holders of Ordinary Shares or Preference Shares, if any, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose. Shareholders may, by ordinary resolution, declare dividends, provided they do not exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors, when paying dividends to shareholders, may make such payment in either cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Liquidation Rights

If WhiteFiber is wound up, the shareholders may, subject to the A&R M&A and requirements of the Companies Act, pass a special resolution allowing the liquidator to:

(a)	Divide in specie among the shareholders the whole or any part of the assets of WhiteFiber and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholder, in accordance with any rights attaching to the Shares; or

(b)	Vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Other Rights and Preferences

(1)	Preemptive Rights

Holders of Ordinary Shares do not have preemptive or preferential rights to purchase securities of WhiteFiber.

(2)	Redemption

Subject to the provisions of the Companies Act and any rights conferred on holders of a class of shares, the Company may, by action of its directors:

(i)	Issue shares that are to be redeemed or liable to be redeemed, at the Company’s or the shareholder’s option, on such terms and in such manner as the directors determine before the issue of those shares;

(ii)	By special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class so as to provide that those shares are redeemable at the Company’s option on the terms and in the manner which the directors determine at the time of such variation; and

(iii)	Purchase all or any of its own shares of any class, including any redeemable shares, on such terms and in such manner as the directors determine at the time of such purchase.

The Company may make payment in respect of any redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits, and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares in accordance with the A&R M&A or otherwise by agreement with the shareholder holding those shares.

(3)	Calls on Shares

Subject to the terms of allotment, the directors may make calls on shareholders in respect of any monies unpaid on their shares, including any premium. Each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay the amount called.

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment or in the notice of the call; or, if no rate is fixed, at 10% per annum. Directors may waive payment of interest wholly or in part.

(4)	Variation of Rights

Whenever the capital of the Company is divided into different classes of shares, the rights attached to any such class (unless otherwise provided by the terms of issue of the shares of that class) may only be varied either:

(a)	With the written consent of the holders of not less than two-thirds of the issued shares of that class; or

(b)	With the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the holders of shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class, or by the issue of any Preference Shares which, for the avoidance of doubt, may have such rights as the directors may determine.

(5)	Shareholder Action by Written Consent

Cayman Islands law and our A&R M&A provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting in a general meeting. However, our A&R M&A allows our shareholders holding not less than ten percent (10%) of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right, our current A&R M&A does not provide our shareholders other right to put proposals before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

(6)	Anti-Takeover Provisions

Certain provisions of our A&R M&A may discourage, delay, or prevent a change of control of our company or management that shareholders may consider favorable, including, among other things:

(a)	Provisions that give the directors discretion (subject to the consent of Bit Digital for such period as Bit Digital remains a shareholder) to issue Preference Shares without further vote or action by shareholders; and

(b)	Provisions that restrict the ability of shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

However, our directors may only exercise the rights and powers granted to them under our A&R M&A for a proper purpose and for what they believe in good faith to be in the best interests of our company.

(7)	Exempted Company Status

WhiteFiber is an exempted company with limited liability under the Companies Act, which distinguishes between ordinary resident companies and exempted companies.

Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company.

The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	Does not have to file an annual return of its shareholders with the Registrar of Companies;

●	Is not required to open its register of members for inspection;

●	Does not have to hold an annual general meeting;

●	May issue shares with no par value;

●	May obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	May register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	May register as a limited duration company; and

●	May register as a segregated portfolio company.

“Limited liability” means the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company, except in exceptional circumstances including:

a)	Fraud;

b)	The establishment of an agency relationship;

c)	An illegal or improper purpose; or

d)	Any other circumstance in which a court may be prepared to pierce or lift the corporate veil.

Limitations Applicable to Foreign Holders

There are no limitations on non-residents or foreign shareholders in the A&R M&A to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the A&R M&A or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

There are no exchange control or currency regulations in the Cayman Islands. The Cayman Islands currently levies no taxes in the nature of inheritance tax or estate duty.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No other taxes are likely to be material to us levied by the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within its jurisdiction. No stamp duty is payable on the issue of shares by, or any transfer of shares of, Cayman Islands companies (except those which hold interest in land in the Cayman Islands).

There is no income tax treaty between the United States and the Cayman Islands.

Listing

Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “WYFI.”

Description of Preference Shares

WhiteFiber is authorized to issue up to 10,000,000 Preference Shares. While no Preference Shares are currently issued and outstanding, the directors have the discretion, with the consent of Bit Digital for such period as Bit Digital remains a shareholder, to issue Preference Shares without further shareholder approval.

Before any series of Preference Shares is issued, the directors shall fix, by resolution or resolutions, the terms of such series, including:

(a)	The designation of the series and the number of Preference Shares constituting it;

(b)	Whether the shares of such series shall have voting rights in addition to any voting rights provided by the Companies Act, and if so, the terms of such voting rights;

(c)	The dividends, if any, payable on such series, whether any such dividends shall be cumulative and, if so, from what dates, the conditions and dates upon which dividends shall be payable, and the preference or relation of such dividends to the dividends payable on any other class of shares or series of Preference Shares;

(d)	Whether the Preference Shares of such series shall be subject to redemption by the Company and, if so, the times, prices, and other conditions of such redemption;

(e)	The amount or amounts payable upon Preference Shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution, or winding up, or upon any distribution of the assets of the Company;

(f)	Whether the Preference Shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which such fund shall be applied to the purchase or redemption of the Preference Shares of such series;

(g)	Whether the Preference Shares of such series shall be convertible into or exchangeable for shares of any other class or series or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	Any limitations and restrictions upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption, or other acquisition of, the existing shares or shares of any other class or series;

(i)	Any conditions or restrictions upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class or series; and

(j)	Any other powers, preferences and relative, participating, optional, and other special rights, and any qualifications, limitations, and restrictions thereof.

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